FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of June 2003


                        CORDIANT COMMUNICATIONS GROUP PLC
                ------------------------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                     --------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F
                                    ---         ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes      No X
                                 ---     ---

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b):
                               ----------------------.

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FORWARD LOOKING AND CAUTIONARY STATEMENTS
-----------------------------------------

     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        CORDIANT COMMUNICATIONS GROUP PLC
                        (Registrant)


                             By: /s/  David Hearn
                                ---------------------------------------------
                                Title:  Director and Chief Executive Officer

Date:    June 12, 2003


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                                                                       Exhibit 1



                        CORDIANT COMMUNICATIONS GROUP PLC

                                  ("Cordiant")


                                  NOTICE OF EGM


Cordiant Communications Group plc ("Cordiant") announces that it is posting later today a circular to its shareholders seeking their approval for the disposals of 70 per cent. of The Communications Group, comprising its principal Australian businesses, and its 77.3 per cent. interest in Scholz & Friends. The details of these disposals were announced on 29 May 2003 and 9 June 2003 respectively. The extraordinary general meeting is to be held at 11.00 am on Saturday 28 June 2003. It is being held on this date because of the requirement that the disposal of The Communications Group is completed in Australia no later than 30 June 2003, the long stop date for completion.

On 29 April 2003, Cordiant announced that it had received very preliminary approaches which could lead to an offer for the Company. Since then, Cordiant has been actively evaluating a range of more detailed proposals, including possible offers for the Company or involving its recapitalisation. Cordiant has maintained a continuous dialogue with Cordiant's major clients who have indicated their preference for Cordiant to seek an industry partner.

The Board continues to advance its discussions with various parties and is seeking to bring them to a conclusion in the very near future in the best interests of the stakeholders of the Group and its clients. The Board expects to write to shareholders on this matter shortly.

These disposals will allow Cordiant to effect an important reduction in Cordiant's debt position. As at 30 April 2003, the Group's gross debt balance was (pound)262.6 million, cash was (pound)61.4 million and net debt (pound)201.2 million. The increase in net indebtedness of (pound)49.5 million between 31 December 2002 and 30 April 2003 is principally due to cash spend against the restructuring provision held in the 31 December 2002 balance sheet, a normal seasonal working capital movement and the impact of reduced media buying activity in the US. In addition there are material make-whole arrangements and other fees which are payable contingent on Cordiant's financial performance. In the opinion of the directors the Group does not, following completion of either or both of the disposals, currently have sufficient working capital for at least 12 months from the date of this document. However, the Company continues to enjoy the support of its lenders, has resources to meet its current obligations and is actively taking steps to address the longer term working capital position, including constructively working with its lenders to secure long-term funding, execution of the disposal programme and consideration of a possible sale, or recapitalisation, of Cordiant.

During 2002 Cordiant implemented a restructuring programme to form the Bates Group to substantially reduce costs. The significant steps taken have created a cost base better aligned to the prevailing market conditions and have, in part, mitigated the impact of significant losses in the US during 2002, in particular Wendy's and Hyundai. The Group has traded broadly in line with expectations in the first three months of this year, but since then has found it increasingly


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                                                                       Exhibit 1



difficult in the current circumstances to win new business and retain revenue from existing clients due primarily to its current financial position. The outlook for the Group is likely to be below the Board's original expectations, notwithstanding the benefits of the restructuring which will mitigate to some extent the adverse impact of revenue shortfalls.



                                                                    12 June 2003



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